Exhibit 99.1

N E W S   R E L E A S E

Talisman Energy Declares Semi-Annual Common Share Dividend
and Quarterly Preferred Share Dividend

CALGARY, Alberta – May 1, 2012 Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) today declared a semi-annual dividend on the company’s common shares of US$0.135 per share. The dividend will be paid on June 29, 2012 to shareholders of record at the close of business on May 25, 2012.

The company has also declared a quarterly dividend of C$0.2625 on its Cumulative Redeemable Rate Reset First Preferred Shares, Series 1. The dividend will be paid on July 3, 2012 to shareholders of record at the close of business on May 25, 2012.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at HHUUwww.talisman-energy.comUUHH.

For further information, please contact:

Talisman Energy Inc.

Media and General Inquiries:	Shareholder and Investor Inquiries:
David Mann, Vice-President	Lyle McLeod, Vice-President
Corporate & Investor Communications	Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210	Phone: 403-237-1020 Fax: 403-237-1902
E-mail: tlm@talisman-energy.com	E-mail: tlm@talisman-energy.com

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